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To the Holders of Common Stock of SEDA Specialty Packaging Corp:

  You recently received material concerning an offer to purchase all of the outstanding shares of common stock of SEDA Specialty Packing Corp. at a price of $29.00 net per share (the "Offer"). Unfortunately the toll free telephone number to contact the Information Agent for the Offer was incorrect. Please note the correct toll free telephone number:

                          [LOGO OF KISSEL-BLAKE INC.]
                           Toll Free: (800) 554-7733

  Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the correct toll free telephone number above. You may also contact your broker, dealer, commercial bank or trust company or nominee for assistance concerning the Offer.